UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited
Registered in Australia
Proxy Form
ABN 49 004 028 077
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555
LODGEMENT OF YOUR PROXY FORM
This proxy form must be received by 6:30pm Melbourne time (4:30pm Perth time) on Monday, 4 May 2015
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
If you are unable to attend the General Meeting to be held in Perth on Wednesday, 6 May 2015 at 4:30pm (Perth time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the General Meeting in accordance with section 250D of the Corporations Act 2001.
IMPORTANT NOTE:
In this proxy form, BHP Billiton Limited and BHP Billiton Plc together are referred to as BHP Billiton.
Appointment of a second proxy
A shareholder is entitled to appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.
Directing your proxy how to vote
If you wish to direct your proxy how to vote (or to abstain from voting) on the resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box for the resolution. If you mark more than one box on the resolution, your vote on the resolution will be invalid. If you mark the “Abstain” box for the resolution, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.
Signing Instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.
Joint holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate “Appointment of Corporate Representative Form” should be produced prior to admission. This form may be obtained from the Share Registrar.
Internet and Mobile Voting
Go to www.bhpbilliton.com or www.investorvote.com.au then follow the instructions. You can also go directly to www.investorvote.com.au by scanning the QR Code below with your smartphone. To access these services you will require the Control Number, your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode, each of which is printed at either the top or bottom of this form.
Any questions?
If you have any questions for BHP Billiton on the Demerger Resolution, you can submit your questions online at www.investorcentre.com/bhp. If you have any questions on how to complete this proxy form or you would like an additional proxy form please telephone: 1300 656 780 (within Australia); +61 3 9415 4020 (outside Australia).
Documents may be lodged:
VIA THE INTERNET
www.bhpbilliton.com or
www.investorvote.com.au
(refer to Internet and Mobile Voting
instructions above)
BY SMARTPHONE
Scan QR Code
BY MAIL
OR FAX
Share Registrar
Computershare Investor Services
Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia
Within Australia 1800 783 447
Outside Australia +61 3 9473 2555
IN PERSON
Share Registrar
Computershare Investor Services
Pty Limited, Yarra Falls,
452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia
BHPB
192763_01O9LL

bhpbilliton
resourcing the future
Appointment of Proxy
I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint the Chairman of the Meeting (mark box with an ‘X’)
OR
Write here the name of the person (or body corporate) you are appointing if this person is someone other than the Chairman of the Meeting.
or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the General Meeting of BHP Billiton Limited to be held at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia, Australia on Wednesday, 6 May 2015 at 4:30pm (Perth time) and at any adjournment or postponement thereof.
Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote all available proxies in favour of the resolution. This reflects the Board’s recommendation.
Voting directions to your proxy
Please mark X (within the box) to indicate your directions
For
Against
Abstain
For
1 To approve the Demerger of South32 from BHP Billiton
PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.
Individual or Shareholder 1
Shareholder 2
Shareholder 3
Shareholder 4
Individual/Sole Director and Sole Company Secretary
Director/Company Secretary
Director
Contact Name
Contact Daytime Telephone
Date
192763_01O9LL
BHPB
192763A
XX
In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary